UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at November 12, 2009

ROCKWELL DIAMONDS INC.
 800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: November 16, 2009

* Print the name and title of the signing officer under his signature.

    Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.,
Houghton Estate, Johannesburg, 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
--
Ste. 1020-800 West Pender Street
Vancouver, BC
Canada
Tel: 604-684-6365
Toll Free: 1-800-667-2114
Fax: 604-684-8092

ROCKWELL RECOVERS ADDITIONAL EXCEPTIONAL STONES FROM SAXENDRIFT
STEINMETZ SELLS ROCKWELL VIVID YELLOW 8.88 CARAT STONE FOR EXCELLENT MARGIN

November 12, 2009, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) reports that it has recovered three exceptional coloured stones from the Saxendrift alluvial diamond mine in South Africa. In addition, an outstanding 8.88-carat vivid yellow stone recovered by Rockwell earlier in 2009 has been manufactured and sold by the Steinmetz Diamond Group ("SDG").

Recently recovered stones

Rockwell has during the month of October recovered three high-quality coloured diamonds, comprising a salmon-pink stone of 30.54 carats and two intense fancy yellow stones of 35.54 carats and 36.32 carats from its Saxendrift mine on the Middle Orange River. The three stones have the following characteristics:

•          Salmon pink stone: This 30.54-carat stone is a mixed colour, including pink, orange and brown. The rough diamond form is flat and elongated and approximates a Marquise shape in the rough. It is of excellent clean clarity and is a makeable stone, which should yield a good recovery factor in the polished product in spite of its flattened elongate shape.

•          Intense fancy yellow: This 35.54-carat stone is clean and of excellent clarity. The shape represents a blocky form, which was previously octahedral, and that has had all its side removed through wear and abrasion during extensive high river transport.

•         Intense fancy yellow: This 36.32-carat stone is of excellent clean clarity. The shape is octahedral, although three corners are broken and this has left slight indentations in the stone, which will result in a lower recovery factor in the polished form than the 35.54-carat stone above.

These three stones are being processed under the beneficiation agreement with SDG. SDG manufacturing provides value enhancement in the cut and polished form, and thereby yielding excellent margins from the sale of the finished product.

Manufactured stone

In early November, SDG successfully concluded the sale of an exceptional cut and polished 8.88-carat vivid yellow diamond. This diamond was manufactured by SDG in South Africa from a 22.74-carat, intense yellow stone from the Saxendrift mine. As a consequence of the expert local beneficiation skills yielded, there is enhancement in the final colour intensity of the polished product as compared to a lighter colour in the rough diamond. Rockwell will achieve a margin of about 43% above the original rough diamond price.

President and CEO John Bristow stated "Our Saxendrift mine continues to yield an array of exceptional diamonds, including large stones and smaller rare fancy stones of exceptional colour. We expect the latest coloured stones to attract strong rough prices in an improving market.

We are also particularly pleased that, as has been the case with a significant number of other Rockwell rough diamonds, the recently sold 8.88-carat manufactured stone from Saxendrift was beneficiated locally by skilled South African cutters and polishers, ensuring that Rockwell and its Partner support the development of the local diamond beneficiation industry. Our joint venture with SDG continues to provide Rockwell with financial benefits and has helped the Company generate additional cash flow in tough market conditions."

For further details on Rockwell Diamonds Inc., please visit the Company's website at ww.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.